SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 04, 2010.

1. DATE, TIME AND PLACE: January 04, 2010, at 06:00 p.m., in the head-office of the Company, at Av. Roque Petroni Junior, 1464, 6º andar, lado B, Board of Directors’ meeting room, Morumbi, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, there being a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTION: election of member to the Board of Executive Officers: the Directors, by unanimous vote, elected to the office of Vice-President of Resources, Mr. João José Gallego Moura, Portuguese, married, engineer, bearer of identity card RG nº 13.501.964-4 IFP/RJ, enrolled with the CPF/MF under nº 215.835.188-86, resident and domiciled in the Capital of São Paulo State, with business office at Av. Roque Petroni Junior, 1464, 6º andar, lado A, Morumbi, CEP 04707-000, who, upon being discharged from posting bond, since now declare, under the penalties of law, that he was not convicted for any crime or under the terms of any special law which might prevent him from exercising the duties of Executive Officer of the Company, having taken the respective office upon signing the instrument of investiture, which will be field with the Company’s head-office. It is hereby declared that the term of office of the Executive Officer elected herein shall be valid until the meeting of the Board of Director to be held after the 2012 General Shareholders’ Meeting.

In view of the resolution above, the Board of Executive Officers shall hereinafter be made up of the following members:

Roberto Oliveira de Lima – Chief Executive Officer;
Cristiane Barretto Sales – Executive Vice-President for Finance, Planning and Controle, also exercising the duties of Investor Relations Officer;
Hugo Mattos Janeba – Executive Vice-President for Marketing and Innovtion;
Paulo Cesar Pereira Teixeira – Executive Vice-President for Operations;
Ercio Alberto Zilli – Vice-President for Compliance;
Javier Rodríguez García – Vice-President for Networks; and
João José Gallego Moura – Vice-President for Resources.

Since there was nothing further to be discussed, the meeting was adjourned, these presents having been drawn-up, read and approved, and signed by the Directors and the Secretary, being following transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo (represented by Felix Pablo Ivorra Cano); Carlos Manuel Mendes Fidalgo Moreira da Cruz (represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

I hereby certify that this is a faithful copy of the minutes of the special meeting of the Board of Directors, held on January 04, 2010, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.